SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-39442

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. 401(k) Plan

formerly known as WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.

1 Bank Plaza

Wheeling, WV 26003

Wesbanco, Inc. 401(k) Plan
Formerly known as Wesbanco, Inc. KSOP

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023 and for the Years Then Ended

Table of Contents

Signatures	3

Report of Independent Registered Public Accounting Firm	5

Financial Statements:

Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to the Financial Statements	8

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Net Assets (Held at End of Year)	16

Exhibit Index	17

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESBANCO, INC. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Date: June 20, 2025	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr.
Senior Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

December 31, 2024 and 2023

with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Wesbanco, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Wesbanco, Inc. 401(k) Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2009.

Pittsburgh, Pennsylvania

June 20, 2025

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023
ASSETS
Investments at fair value	$232,215,861	$207,205,265

Receivables:
Contributions receivable - Participant	456,136	82,606
Contributions receivable - Employer	238,448	35,570
Loans to participants	5,073,928	4,582,893
Accrued dividends	175,358	188,741
Total receivables	5,943,870	4,889,810

Net assets available for benefits	$238,159,731	$212,095,075

See accompanying notes to the financial statements.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2024	2023
ADDITIONS
Investment income:
Interest and dividends	$11,654,074	$7,514,829
Net appreciation in fair value of investments	17,532,804	22,158,906
Total investment income	29,186,878	29,673,735

Interest income on loans to participants	326,055	217,589

Contributions:
Employer	6,685,561	6,267,224
Employee	13,357,535	11,911,927
Rollovers	2,100,813	3,006,899
Total contributions	22,143,909	21,186,050

Total additions, net of investment loss	51,656,842	51,077,374

DEDUCTIONS
Distributions to participants	25,379,195	24,393,494
Other expense	212,991	226,071

Total deductions	25,592,186	24,619,565

Net increase	26,064,656	26,457,809

Net assets available for benefits:
Beginning of year	212,095,075	185,637,266

End of year	$238,159,731	$212,095,075

See accompanying notes to the financial statements.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2024 and 2023

Note 1 – Description of the Plan

Wesbanco, Inc. (“Wesbanco” or the “Company”) is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, Ohio, western Pennsylvania, Kentucky, southern Indiana, and Maryland.

The following brief description of the Wesbanco, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement and Summary Plan Description for more complete information. The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of Wesbanco. The Plan, a contributory 401(k) profit sharing plan, was restated effective August 1, 2023. Empower Trust Company (“Empower”) became the Trustee and record-keeper of the Plan effective on the restatement date of the Plan. PNC Bank, N.A.. was the prior Trustee of the Plan up until the restatement of the Plan. Newport Group was the prior record keeper of the Plan up until the restatement of the Plan. Prior to August 1, 2023, the Plan included an employee stock ownership (“ESOP”) plan feature, and was named the Wesbanco, Inc. KSOP. Effective August 1, 2023 the Plan is named Wesbanco, Inc. 401(k) Plan.

The Plan provides for salary deferral and matching employer contributions. An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the Plan the first day of the next calendar month. New participants in the Plan will be deemed to have automatically elected to defer 3% of pay into the Plan, unless an affirmative election otherwise is made. Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator. A participant’s interest is 100% vested in the employee deferral, employer matching and any rollover account upon becoming eligible to participate in the Plan. Employer matching contributions may be paid to the Plan in cash or shares of Wesbanco, Inc. common stock, as determined by the Board of Directors. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. For the years ended December 31, 2024 and 2023, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash, which is used to buy available funds in proportion to funds elected by the employee for new contributions. The amount of the contribution per employee did not exceed the $69,000 in 2024 and $66,000 in 2023 for total contribution amount (employees’ salary deferrals plus employer’s matching contributions) permitted by federal law.

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants. Participants are not limited as to the percentage of their contributions they choose to invest in the Company Stock Fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless directed otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Each participant’s account is credited with the participant’s contributions and Company matching, as well as allocations of Plan earnings. Participant accounts are charged an annual $52 administrative fee that is passed through to their accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2024 and 2023

Note 1 – Description of the Plan (continued)

The Plan includes provisions authorizing loans from the Plan to active eligible participants. The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. A participant may have two loans outstanding at any given time. Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years. Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans, which is currently the prime rate of interest as of the date of the loan fixed for the loan’s term.

Upon separation from service with the Company, a participant may elect to receive a payment in a lump sum, equal annual installments, or a combination of both. If the total value of a participant’s vested account balance is $1,000 or less, a lump sum distribution will be paid as soon as administratively possible. If the total value of a participant’s vested account balance is greater than $1,000 but not greater than $5,000 at employment termination before age 65 and a participant does not elect to receive a distribution, the participant’s account will be transferred to an IRA designated by the Company. Hardship distributions can be made from a participant’s employee deferral account with approval by the Plan Administrator, if specific criteria are met.

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor. Expenses relating to the purchase, sale, or transfer of the Plan’s investments are charged to the particular investment fund to which the expense relates.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis of accounting.

Payment of Benefits – Benefits are recorded when paid.

Valuation of Investments and Income Recognition – Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion and disclosures related to fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Plan Termination – Although it has not expressed any intent to do so, Wesbanco has the right to amend or terminate the Plan at any time. In the event that the Plan is completely or partially terminated or Wesbanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants’ accounts will immediately become fully vested and non-forfeitable. The Trustee will be directed to either continue to hold the property in the participants’ accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2024 and 2023

Note 2 – Summary of Significant Accounting Policies (continued)

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Contributions – Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which the employee contributions are withheld from compensation.

Note 3 – Party-in-Interest Transactions

Legal and accounting fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor. Administrative fees of the Plan for 2024 and 2023 were based on the Plan participating in a zero revenue sharing class of funds with a $52 annual fee per participant passed through to the participants on a quarterly basis. The per participant fees were included in other expense on the Statements of Changes in Net Assets Available for Benefits. Wesbanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark Funds, a mutual fund family. The Plan is administered by the Plan Sponsor. In addition, the Plan holds common shares of Wesbanco, Inc. that paid dividends to the Plan totaling $681,747 and $653,384 for the years ended December 31, 2024 and 2023, respectively. The Plan also invests in certain WesMark Funds that paid dividends to the Plan totaling $1,185,810 and $654,791 for the years ended December 31, 2024 and 2023, respectively.

Note 4 – Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the sponsor of the pre-approved plan document adopted by the Company by a letter dated November 14, 2022 that the pre-approved plan document adopted by the Plan Sponsor is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2024 and 2023

Note 5 – Fair Value Measurement

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lower priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2024 and 2023

Note 5 – Fair Value Measurement (continued)

Registered Investment Companies: Shares of registered investment companies are valued at the net asset value ("NAV") of shares held by the Plan at year-end, based upon published market quotations on national exchanges.

Equity Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	Assets at Fair Value as of December 31, 2024
	Total	Level 1	Level 2	Level 3

Registered investment companies	$218,080,372	$218,080,372	$-	$-
Equity securities	14,135,489	14,135,489	-	-
Total investments at fair value	$232,215,861	$232,215,861	$-	$-

	Assets at Fair Value as of December 31, 2023
	Total	Level 1	Level 2	Level 3

Registered investment companies	$192,355,387	$192,355,387	$-	$-
Equity securities	14,849,878	14,849,878	-	-
Total investments at fair value	$207,205,265	$207,205,265	$-	$-

The Plan did not hold any Level 2 or Level 3 assets at December 31, 2024 and 2023.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2024 and 2023

Note 6 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to the Form 5500:

	December 31,
	2024	2023
Net assets available for benefits per the financial
statements	$238,159,731	$212,095,075
Less: Amount allocated to withdrawing participants	(33,516)	-
Net assets available for benefits per Form 5500	$238,126,215	$212,095,075

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2024 and 2023 to the Form 5500:

For the year ended
December 31, 2024
Benefits paid to participants per the financial statements	$25,379,195
Add: Amounts allocated to withdrawing participants at December 31, 2024	33,516
Less: Amounts allocated to withdrawing participants at December 31, 2023	-
Benefits paid to participants per the Form 5500	$25,412,711

For the year ended
December 31, 2023
Benefits paid to participants per the financial statements	$24,393,494
Add: Amounts allocated to withdrawing participants at December 31, 2023	-
Less: Amounts allocated to withdrawing participants at December 31, 2022	(163,028)
Benefits paid to participants per the Form 5500	$24,230,466

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

Notes to the Financial Statements

December 31, 2024 and 2023

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - Subsequent Events

On February 28, 2025, Wesbanco completed its previously announced merger with Premier Financial Corp., pursuant to an Agreement and Plan of Merger dated July 25, 2024. The Premier Financial Corp. 401(k) Employee Savings Plan was terminated, and participants were given the opportunity to rollover account balances into the Wesbanco 401(k) Plan.

Wesbanco has evaluated subsequent events through June 20, 2025, the date on which these financial statements were issued and have identified no other events or transactions that would have a material effect on the financial statements.

Supplemental Schedule

Wesbanco, Inc. 401(k) Plan

formerly known as Wesbanco, Inc. KSOP

EIN #55-0571723 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at Year End)

December 31, 2024

	Description of		Identity of Issue, Borrower, Lessor,		Current
	Investment		or Similar Party	Cost	Value

			Registered Investment Companies
	217,270	shares	American Balanced R6	**	$7,463,224
	27,515	shares	American Century Small Cap Value R6	**	290,560
	9,558	shares	American Century Small Cap Growth R6	**	220,220
	110,372	shares	American EuroPacific Growth R6	**	5,929,202
	173,020	shares	American Growth Funds of America R6	**	12,898,629
	53,684	shares	American Small Cap World R6	**	3,757,878
	31,404	shares	iShares S&P 500 Stock Fund Class K	**	21,608,632
	362,341	shares	BlackRock Total Return Fund Class K	**	3,525,578
	40,753	shares	Dreyfus Government Cash Management	**	40,753
	190,810	shares	Fidelity Advisor Small Cap Class Z	**	6,245,198
	35,011	shares	Fidelity SmallCap Index	**	969,117
	200,465	shares	Fidelity U.S. Bond Index	**	2,048,756
	11,134	shares	JP Morgan Mid Cap Growth	**	575,843
	76,001	shares	JP Morgan U.S. Value R6	**	6,349,103
	133,700	shares	T. Rowe Price Growth Stock I Class	**	14,164,156
	146,043	shares	T. Rowe Midcap Value I Class	**	4,649,996
	50,342	shares	T. Rowe Price Target Retirement 2010 I Class	**	762,681
	182,236	shares	T. Rowe Price Target Retirement 2015 I Class	**	2,288,888
	551,336	shares	T. Rowe Price Target Retirement 2020 I Class	**	10,243,831
	838,925	shares	T. Rowe Price Target Retirement 2025 I Class	**	13,884,216
	784,056	shares	T. Rowe Price Target Retirement 2030 I Class	**	20,079,669
	647,330	shares	T. Rowe Price Target Retirement 2035 I Class	**	13,626,301
	598,288	shares	T. Rowe Price Target Retirement 2040 I Class	**	18,289,653
	304,272	shares	T. Rowe Price Target Retirement 2045 I Class	**	6,773,089
	545,898	shares	T. Rowe Price Target Retirement 2050 I Class	**	10,333,846
	170,976	shares	T. Rowe Price Target Retirement 2055 I Class	**	3,402,425
	109,283	shares	T. Rowe Price Target Retirement 2060 I Class	**	1,813,011
	34,699	shares	T. Rowe Price Target Retirement 2065 I Class	**	446,229
	11,841,747	shares	Vanguard Federal Money Market Fund	**	11,841,747
	65,624	shares	Vanguard Total Institutional Stock Index	**	2,079,625
	3,785	shares	Vanguard Mid Cap Index	**	1,237,190
*	374,137	shares	Wesmark Large Company	**	8,601,402
*	106,337	shares	WesMark Small Company Growth Fund	**	1,639,724
			Total Registered Investment Companies		$218,080,372

			Common stock fund
*	434,402	shares	Wesbanco, Inc. Common Stock	**	$14,135,489
			Total equity securities		$14,135,489

			Participant Loans
*			Loan Account (interest rates between 3.25%
			and 9.50% with maturities through October 2034)		$5,073,928

	* Party-in-interest
	** Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm